Exhibit 99.13

106 West 56th Street, 10th Floor

New York, New York 10019

July 12, 2024

Via Email

The Board of Directors

c/o Masimo Corporation

52 Discovery

Irvine, CA 92618

Re: Letter to Board of Directors on behalf of Politan Capital Management LP

Dear Members of the Board:

Last week I raised serious concerns about an empty voting scheme we believe is being perpetrated by a friend of Joe Kiani to manipulate the outcome of the upcoming annual meeting.

This investor, who it has now come to light is RTW Investments based on Glass Lewis’s report and subsequent media reports, accumulated a 9.9% voting stake through a trading strategy known as “record date capture” and “empty voting” that involves securing a large voting position divorced from actual economic exposure.

RTW and Mr. Kiani were the two earliest major investors to deliver proxies — well before other major holders voted. As Craig Reynolds, Masimo’s Lead Independent Director and Chair of all three Board committees knows, RTW’s portfolio manager responsible for the Masimo investment and Mr. Kiani are friends who have dinner together with their spouses and are both members of the Orange County community. This relationship is underscored by Mr. Kiani being featured on RTW’s website praising the investment firm as a “trusted partner” and noting that Mr. Kiani is an investor in RTW’s funds. A research firm has also reported on additional connectivity between RTW’s CIO and Mr. Kiani.

Glass Lewis issued its recommendation last night, and we are grateful that it decided to recommend that stockholders vote for both Politan nominees. We were also troubled by the facts that emerged in the recommendation regarding RTW's effort to influence Glass Lewis by claiming they were a 9.9% holder. The relevant discussion from Glass Lewis follows:

“We do note that on July 1, 2024, we received an inbound contact from RTW Investments (“RTW”) representing its ownership interest in Masimo as 9.9% and expressing support for Masimo nominees Chavez and Kiani, opposition to Politan’s nominees and a willingness to engage further in relation to such views. On July 8, 2024, we responded to RTW by offering engagement windows on July 9 and July 10, 2024. To date, RTW has not responded to these offers. Per S&P Capital IQ, RTW was the owner of a 2.8% interest in Masimo as of March 31, 2024, indicating the ownership position communicated in the July 1, 2024, email represented an increase of approximately 3.6x by RTW over the course of approximately three months.

We are presently unable to ascertain RTW’s current economic exposure and have no information regarding the presence of any agreements or understandings in relation to the voting of RTW’s shares. We do, however, acknowledge the specified ownership interest and implied rate of accrual appear to align with certain of the concerns raised by Politan in the letter filed with the SEC on July 8, 2024. If additional materials corroborating Politan’s concerns subsequently emerge, whether prior to or following the forthcoming meeting, we would view such circumstances as a highly inappropriate manipulation of the shareholder franchise and a severe indictment of Masimo's credibility and corporate governance.”

Unknown to Glass Lewis, at the time of RTW’s solicitation to them, we believe RTW had already disposed of the vast majority of its position. Indeed, by July 1, the brokerage firm associated with RTW held less than 2% of Masimo’s shares even though RTW retained its voting power and had cast its 9.9% proxy for Mr. Kiani, in effect disenfranchising every other stockholder. Describing themselves to Glass Lewis as a 9.9% owner is yet another instance of manipulation that benefits nobody other than Mr. Kiani.

The Board's refusal to do the right thing here further underscores the critical need at Masimo for a majority of truly independent directors. Instead of conducting any real inquiry or taking any action to protect stockholders from what we believe to be blatant manipulation and vote rigging, the Board has refused to even meet to discuss the matter and has attacked Politan for raising the issue and proposing solutions. To protect the integrity of the vote, Masimo should demand that RTW abstain from voting any shares that exceed its economic interest — or set a record date that would allow stockholders to vote promptly in a fair election untainted by empty voting. The company should disclose any and all contact it has had with RTW. We find the company’s categorical denials of any involvement to be difficult to believe. The Board should also hire independent counsel to investigate the matter, determine if Mr. Kiani and RTW are a group and pursue disgorgement of any Section 16 short-swing profits.

In light of the additional information that has surfaced and the Board’s failure to take any action, we feel it is necessary to make this letter public so investors understand the status of the situation and our heightened concern.

Thank you,

Quentin Koffey

Managing Member